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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-14326
                                                                        -------

         (Check one):        /X/ Form 10-K         / / Form 11-K
         / / Form 20-F       / / Form 10-Q         / / Form N-SAR

         For Period Ended:               DECEMBER 31, 1999
                          -----------------------------------------------------

    / / Transition Report on Form 10-K
    / / Transition Report on Form 20-F
    / / Transition Report on Form 11-K
    / / Transition Report on Form 10-Q
    / / Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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PART I - REGISTRANT INFORMATION

         Full name of registrant            ARISTA INVESTORS CORP.
                                ------------------------------------------------
         Former name if applicable

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            Address of principal executive office (STREET AND NUMBER)

                                 116 JOHN STREET
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         City, state and zip code              NEW YORK, NEW YORK 10038
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PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
     /X/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

                               SEE ATTACHED SHEET

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             STANLEY S. MANDEL                      212-964-2150
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                 (Name)                     (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               /X/ Yes  / / No


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         (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SEE ATTACHED SHEET

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                             ARISTA INVESTORS CORP.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 2000                   BY /s/ Stanley S. Mandel
      ---------------                     --------------------------------------
                                          Stanley S. Mandel, President


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001).

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Arista Investors Corp.

PART III - NARRATIVE

         In September 1998, the Registrant's wholly-owned subsidiary, Arista Insurance Company ("Arista Insurance"), entered into an Assumption Reinsurance Agreement with The Guardian Life Insurance Company of America ("The Guardian"), whereby the Registrant ceded its statutory, super statutory and voluntary disability benefits insurance (the "Book of Insurance") to The Guardian. The Registrant also entered into an Administrative Services Agreement with The Guardian pursuant to which the Registrant serves as a third party administrator of the Book of Insurance. The transactions contemplated by these agreements were consummated in the fourth quarter ended December 31, 1998.

         The Guardian also acquired a New York insurance company writing New York State statutory disability benefits insurance as its principal line of business on September 23rd, effective August 1, 1999. The Registrant commenced administering this new book of insurance business for The Guardian in October, 1999 under the Administrative Services Agreement.

         The Registrant required additional time to finalize its financial statements for the year ended December 31, 1999, as a result of the above-mentioned transaction.

PART IV - OTHER INFORMATION

         The Registrant anticipates reporting a net loss from continuing operations before income tax provision of approximately $37,000 for the twelve-month period ended December 31, 1999, as compared to a net loss from continuing operations before income tax provision of approximately $238,000 for the twelve-month period ended December 31, 1998. The principal reasons for the increase in net income in continuing operations were the following:

              1. the Registrant recognized a full year's revenue from third party administrative operations; and

              2. the completion of four acquisitions by The Guardian for which the Registrant serves as a third party administrator.


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